                                    FORM 11-K
                                  ANNUAL REPORT

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1994

                         Commission File No.: 000-19147

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN
                              (Full title of plan)

                              COVENTRY CORPORATION
                      501 Corporate Centre Drive, Suite 400
                            Franklin, Tennessee 37067
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)



         Pursuant to the requirements of the Securities Exchange Act of 1934, the committee to administer the Coventry Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             COVENTRY CORPORATION RETIREMENT
                                             SAVINGS PLAN


Date: February 2, 1998                       By:  /s/ Shirley R. Smith
      ----------------                           -------------------------------
                                             Name: Shirley R. Smith
                                                   -----------------------------
                                                   Plan Administrative Committee
                                                   -----------------------------



Date: February 2, 1998                       By:  /s/ Jefferson Ockerman
      ----------------                           -------------------------------
                                             Name: Jefferson Ockerman
                                                   -----------------------------
                                                   Plan Administrative Committee
                                                   -----------------------------

                              COVENTRY CORPORATION


                             RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                             AS OF DECEMBER 31, 1994


                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                  1

FINANCIAL STATEMENTS

    Statement of Net Assets Available for Benefits--December 31, 1994                     3

    Statement of Changes in Net Assets Available for Benefits for the Six Months
       Ended December 31, 1994                                                            4

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                               5

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I:      Item 27a--Schedule of Assets Held for Investment
                     Purposes--December 31, 1994                                         11

    Schedule II:     Item 27d- Schedule of Reportable Transactions for the
                     Six Months Ended December 31, 1994                                  12

                        [ARTHUR ANDERSEN LLP LETTERHEAD]



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Coventry Corporation Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of COVENTRY CORPORATION RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1994, and the related statement of changes in net assets available for benefits for the six months ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, and the changes in its net assets available for benefits for the six months ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions (transactions in excess of 5% of the current value of plan assets at the beginning of the year) that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                    /s/ Arthur Andersen LLP

Nashville, Tennessee
November 30, 1997

                              COVENTRY CORPORATION


                             RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1994


INVESTMENTS:
    Coventry Corporation Common Stock                                $ 3,581,348
    Berger One Hundred Fund                                            5,484,704
    Fidelity Balanced Fund                                             4,287,406
    Fidelity Magellan Fund                                             7,508,168
    INVESCO Stable Value Fund                                          3,465,175
    PIMCO Total Return Fund                                            2,693,349
    Loans to participants                                                683,431
                                                                     -----------
              Total Investments                                       27,703,581
                                                                     -----------

RECEIVABLES:
    Participant contributions                                             66,004
    Employer contributions                                                51,316
                                                                     -----------
              Total Receivables                                          117,320
                                                                     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $27,820,901
                                                                     ===========



   The accompanying notes are an integral part of these financial statements.

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1994


                                        COVENTRY
                                          CORP.         BERGER ONE       FIDELITY       FIDELITY
                                         COMMON          HUNDRED         BALANCED       MAGELLAN         INVESCO
                                          STOCK           FUND             FUND           FUND          VALUE FUND
                                       -----------     -----------     -----------     -----------     -----------
ADDITIONS:
    Contributions:
       Employee                        $   336,339     $   565,839     $   433,592     $   838,260     $   205,910
       Employer                            167,954         309,041         225,213         435,943         113,002
       Rollovers from the Group
          Health and Health America
          plans                          1,935,956              --       1,406,321       5,460,122              --
                                       -----------     -----------     -----------     -----------     -----------
              Total contributions        2,440,249         874,880       2,065,126       6,734,325         318,912
                                       -----------     -----------     -----------     -----------     -----------
    Investment Income:
       Interest income                       1,069           3,305           2,854           3,543           1,401
       Net appreciation
          (depreciation) in
          investments                      707,036          97,397         (61,778)        214,676          70,825
                                       -----------     -----------     -----------     -----------     -----------
              Total additions            3,148,354         975,582       2,006,202       6,952,544         391,138
                                       -----------     -----------     -----------     -----------     -----------

DEDUCTIONS:
    Benefit distributions                  (41,243)       (108,891)       (103,036)       (119,431)       (166,914)
    Loans issued to participants            (2,921)       (143,151)        (84,365)       (137,394)        (72,884)
    Loan principal repayments                3,855          13,075          10,342          15,820           4,681
                                       -----------     -----------     -----------     -----------     -----------
              Total deductions             (40,309)       (238,967)       (177,059)       (241,005)       (235,117)
                                       -----------     -----------     -----------     -----------     -----------

INTERFUND TRANSFERS                        488,853       4,771,903       2,476,879         829,229       3,324,200
                                       -----------     -----------     -----------     -----------     -----------

NET INCREASE                             3,596,898       5,508,518       4,306,022       7,540,768       3,480,221

BALANCE AT JULY 1, 1994                         --              --              --              --              --
                                       -----------     -----------     -----------     -----------     -----------
BALANCE AT DECEMBER 31, 1994           $ 3,596,898     $ 5,508,518     $ 4,306,022     $ 7,540,768     $ 3,480,221
                                       ===========     ===========     ===========     ===========     ===========


                                          PIMCO
                                          TOTAL                                           FIXED
                                          RETURN         FIDELITY        MAN INC.        INCOME           COMMON
                                           FUND           EQUITY           ROLL           FUND          STOCK FUND
                                       -----------     -----------     -----------     -----------     -----------
ADDITIONS:
    Contributions:
       Employee                        $   228,249     $       294     $       292     $        --     $        --
       Employer                            122,362              --              --              --              --
       Rollovers from the Group
          Health and Health America
          plans                                 --       1,451,476       1,670,282       4,904,887       3,574,884
                                       -----------     -----------     -----------     -----------     -----------
              Total contributions          350,611       1,451,770       1,670,574       4,904,887       3,574,884
                                       -----------     -----------     -----------     -----------     -----------
    Investment Income:
       Interest income                       1,453              --              --          20,102              --
       Net appreciation
          (depreciation) in
          investments                      (32,541)         55,501          14,122              --         241,773
                                       -----------     -----------     -----------     -----------     -----------
              Total additions              319,523       1,507,271       1,684,696       4,924,989       3,816,657
                                       -----------     -----------     -----------     -----------     -----------

DEDUCTIONS:
    Benefit distributions                 (272,439)             --              --          (2,880)             --
    Loans issued to participants          (127,506)             --              --              --              --
    Loan principal repayments                5,362              --              --              --              --
                                       -----------     -----------     -----------     -----------     -----------
              Total deductions            (394,583)             --              --          (2,880)             --
                                       -----------     -----------     -----------     -----------     -----------

INTERFUND TRANSFERS                      2,780,103      (1,507,271)     (1,684,696)     (4,922,109)     (3,816,657)
                                       -----------     -----------     -----------     -----------     -----------

NET INCREASE                             2,705,043              --              --              --              --

BALANCE AT JULY 1, 1994                         --              --              --              --              --
                                       -----------     -----------     -----------     -----------     -----------
BALANCE AT DECEMBER 31, 1994           $ 2,705,043     $        --     $        --     $        --     $        --
                                       ===========     ===========     ===========     ===========     ===========


                                         BALANCED       AX WORLD    PARTICIPANT
                                           FUND           FUND         LOANS           TOTAL
                                       -----------     ---------    -----------    ------------
ADDITIONS:
    Contributions:
       Employee                        $        --     $      --     $      --     $  2,608,775
       Employer                                 --            --            --        1,373,515
       Rollovers from the Group
          Health and Health America
          plans                          2,462,299       229,483       170,710       23,266,420
                                       -----------     ---------     ---------     ------------
              Total contributions        2,462,299       229,483       170,710       27,248,710
                                       -----------     ---------     ---------     ------------

    Investment Income:
       Interest income                          --            --       (13,625)          20,102
       Net appreciation
          (depreciation) in
          investments                       41,074         7,578        13,625        1,369,288
                                       -----------     ---------     ---------     ------------
              Total additions            2,503,373       237,061       170,710       28,638,100
                                       -----------     ---------     ---------     ------------

DEDUCTIONS:
    Benefit distributions                       --            --        (2,365)        (817,199)
    Loans issued to participants                --            --       568,221               --
    Loan principal repayments                   --            --       (53,135)              --
                                       -----------     ---------     ---------     ------------
              Total deductions                  --            --       512,721         (817,199)
                                       -----------     ---------     ---------     ------------

INTERFUND TRANSFERS                     (2,503,373)     (237,061)           --               --
                                       -----------     ---------     ---------     ------------

NET INCREASE                                    --            --       683,431       27,820,901

BALANCE AT JULY 1, 1994                         --            --            --               --
                                       -----------     ---------     ---------     ------------
BALANCE AT DECEMBER 31, 1994           $        --     $      --     $ 683,431     $ 27,820,901
                                       ===========     =========     =========     ============



The accompanying notes are an integral part of this financial statement.

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 1994



1.       PLAN DESCRIPTION

         The following description of the Coventry Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

         GENERAL

         Coventry Corporation adopted a savings plan and trust effective July 1, 1994. As of the adoption date, Group Health Plan, Inc. and Health America Pennsylvania, Inc., subsidiaries of Coventry Corporation, merged their plans with the Coventry Corporation Retirement Savings Plan.

         The Plan is a defined contribution plan established by Coventry Corporation (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of service, as defined, were eligible to participate. Effective in fiscal 1996, eligibility was amended from one year to six months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         PLAN ADMINISTRATION

         Under a trust agreement dated July 1, 1994, Charles Schwab Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the board of directors of the Company.

         CONTRIBUTIONS

         Eligible employees can contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. In 1994, the Company provided a matching contribution equal to 100% of each participant's contribution up to a maximum of 3% and 50% of each participant's contribution in excess of 3% up to a maximum of 6% of compensation. The Plan was amended to change the employer matching contribution from cash to the Company's common stock, effective January 1998.

         VESTING

         Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

                  Less than one year                              0%
                  One year                                       20%
                  Two years                                      40%
                  Three years                                    60%
                  Four years                                     80%
                  Five years                                    100%


         The Plan's vesting schedule was changed for all employer matching contributions made subsequent to December 31, 1997 to 50% upon one year's continuous employment and 100% upon two year's continuous employment.

         FORFEITED ACCOUNTS

         At December 31, 1994, forfeited nonvested accounts totaled $62,381. These accounts will be used to reduce future employer contributions. During 1994, no forfeited nonvested accounts were used to reduce employer contributions.

         BENEFITS

         Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

         PLAN AMENDMENT

         On November 2, 1994, the Plan was amended to comply with the Tax Reform Act of 1986. On December 29, 1995, the Plan was amended to allow certain affiliates of Coventry Corporation to merge into the Plan. The mergers became effective January 1, 1996.

      PARTICIPANT ACCOUNTS

      Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

      INVESTMENT OPTIONS

      Participants may direct employee and employer contributions and any related earnings into six investment options in 10% increments. Participants may change their investment elections monthly. A description of each investment option is provided below:

           COVENTRY CORPORATION COMMON STOCK

           This fund invests exclusively in common stock of Coventry Corporation which is traded "over-the-counter" and listed on the NASDAQ/National Market System. Pending trades are temporarily held in a money market mutual fund.

           BERGER ONE HUNDRED FUND

           This fund seeks long-term capital appreciation. The fund invests primarily in common stocks of established companies.

           FIDELITY BALANCED FUND

           This fund seeks to maximize income while preserving capital through investments in a mix of equity and fixed-income securities. The Fund also aims for some capital growth.

           FIDELITY MAGELLAN FUND

           This fund seeks growth of capital through investments in common stocks or securities convertible into common stock.

           INVESCO STABLE VALUE FUND

           This fund seeks to offer income levels comparable to those generated by intermediate-term, high-quality debt obligations, while guaranteeing principal. The fund is a conservatively managed, broadly diversified pool of investment contracts guaranteed by insurance companies.

             PIMCO TOTAL RETURN FUND

           This fund seeks to earn total return consistent with conservative investment management. The fund invests in fixed-income securities, including corporate bonds, U.S. government securities, mortgage-related securities, and money market instruments.

      LOANS TO PARTICIPANTS

      A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. The interest rate at December 31, 1994 was 9%.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INCOME RECOGNITION

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION

      Funds invested in guaranteed investment contracts are stated at contract value, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized gains or losses are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in investments.

      Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

      ADMINISTRATIVE EXPENSES

      The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Administrative expenses paid by the Company were $42,279 in 1994.


  3.  INVESTMENTS

      The values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1994 are as follows:

             Coventry Corporation Common Stock                        $3,581,348
             Berger One Hundred Fund                                   5,484,704
             Fidelity Balanced Fund                                    4,287,406
             Fidelity Magellan Fund                                    7,508,168
             INVESCO Stable Value Fund                                 3,465,175
             PIMCO Total Return Fund                                   2,693,349


  4.  TAX STATUS

      The Plan has received a favorable determination letter dated November 17, 1997 from the Internal Revenue Service which reflects all plan amendments, except the ones adopted effective January 1998 for which no determination letter has yet been received. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes the Plan, as amended, was qualified and the related trust was tax-exempt for the six months ended December 31, 1994.


  5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6.    DEPARTMENT OF LABOR REVIEW

      The Department of Labor is currently conducting a review of the Plan. In the opinion of the Plan's administrator, the review will not result in any findings that could have a material adverse effect on the Plan.


7.    SUBSEQUENT EVENTS

      During 1997, the Company sold a portion of its operations. The sale of the related operations resulted in a partial termination of the Plan. Consistent with the Plan instrument, those participants affected by the sale have been immediately vested in their respective employer matching contributions.

      In November 1997, the Company entered into a Capital Contribution and Merger Agreement with Principal Health Care, Inc., an Iowa Corporation. The effect of the agreement is that the Company's shareholders will own 60% of the surviving company. Under the terms of the agreement, the Plan will continue to operate as disclosed in the notes to the financial statements. Management has indicated there is no intention to terminate the Plan.

                                                                      SCHEDULE I

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1994


                                          DESCRIPTION OF INVESTMENT
                                      INCLUDING MATURITY DATE, RATE OF
   IDENTITY OF ISSUER, BORROWER,        INTEREST, COLLATERAL, PAR, OR
     LESSOR, OR SIMILAR PARTY                  MATURITY VALUE                COST (A)         CURRENT VALUE
---------------------------------    ------------------------------------  ------------     -----------------
*Coventry Corporation                Common stock                                           $    3,581,348
Berger One Hundred Fund              Equity mutual fund                                          5,484,704
Fidelity Balanced Fund               Mixed fund                                                  4,287,406
Fidelity Magellan Fund               Equity mutual fund                                          7,508,168
INVESCO Stable Value Fund            Fixed income fund                                           3,465,175
PIMCO Total Return Fund              Fixed income fund                                           2,693,349
*Participant Loans                   Varying terms and interest rates
                                     ranging from 7% to 10%                                        683,431
                                                                                            --------------
                                                                                            $   27,703,581
                                                                                            ==============


                        *Represents a party in interest.




    (a) Historical cost information is not available from the Plan's trustee.




         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN


                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1994


                                          DESCRIPTION OF INVESTMENT,                   PURCHASES
                                           INCLUDING MATURITY DATE,        ---------------------------------
    IDENTITY OF ISSUER, BORROWER,        RATE OF INTEREST, COLLATERAL,       NUMBER OF          PURCHASE
      LESSOR, OR SIMILAR PARTY               PAR OR MATURITY DATE          TRANSACTIONS           PRICE
-----------------------------------    ---------------------------------   ------------     ----------------
*Coventry Corporation                  Common stock                             26          $    1,080,061
Berger One Hundred Fund                Equity mutual fund                       90               5,677,944
Fidelity Balanced Fund                 Mixed fund                               93               4,982,198
Fidelity Magellan Fund                 Equity mutual fund                       89               2,237,464
INVESCO Stable Value Fund              Fixed income fund                        74               3,647,093
PIMCO Total Return Fund                Fixed income fund                        78               5,366,829


                                                                       SALES
                                         -----------------------------------------------------------
    IDENTITY OF ISSUER, BORROWER,         NUMBER OF                           COST OF       NET GAIN
      LESSOR, OR SIMILAR PARTY           TRANSACTIONS      SELLING PRICE     ASSETS(A)     (LOSS)(A)
-----------------------------------      ------------     --------------     ---------     ---------
*Coventry Corporation                         6           $       47,780
Berger One Hundred Fund                       38                 317,047
Fidelity Balanced Fund                        40               1,967,672
Fidelity Magellan Fund                        41                 397,628
INVESCO Stable Value Fund                     31                 273,818
PIMCO Total Return Fund                       38               2,585,770


   (a) Historical cost information is not available from the Plan's trustee.

   *Represents a party in interest for the six months ended December 31, 1994.



          The accompanying notes are an integral part of this schedule.

     The following Exhibit is included herein:


Number               Item
------               ----

23.1                 Consent of Independent Auditors









                                       13